788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 17-344
June 09, 2017

Platinum Group Metals Reports on Maseve Mine Operations

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that during May 2017 the Maseve Mine produced approximately 2,480 ounces of platinum, palladium, rhodium and gold (“4E”) in concentrate. Production is increasing and May 2017 was the best monthly level achieved since commissioning; however, ramp-up continues to be behind schedule. Further improvement in the ramp-up rate and effective mining grade is required.

Mining and Milling Overview

Delivered tonnes from Block 11 increased in May 2017 to almost 37,000 tonnes. Of the tonnes delivered from Block 11, approximately 50% were from on reef development to further open Block 11. Development tonnes have the effect of reducing overall delivered head grade. Overbreak in mechanized stopes continues to be a focus area for improvement. Company engineers are developing plans towards the commencement of hybrid mining in Block 11. Hybrid mining consists of trackless development and conventional breasting as the mining method; conventional breasting allows for better grade control by reducing overbreak and off reef mining. Grades sampled in the mining faces and from the boreholes in Block 11 are in the range expected from the resource model. Equipment availability, which had been limiting production, has been improving. Improved tramming capacity has resulted in higher delivered tonnes to the mill, due in part to a conveyor belt completion in late May towards Block 11, reducing a 2-kilometre trucking distance to 1-kilometre. Mill performance is in-line with or in excess of design specifications and expectations on throughput capacity and recoveries.

A summary of monthly production for calendar 2017 follows:

Month	Dry Tonnes Milled	Average Grade gms/tonne	Recovery %	4E Ounces in Concentrate
January, 2017	34,661	1.53	79.2	1,351
February, 2017(1)	36,848	1.59	80.3	1,651
March, 2017(1)	43,961	1.88	83.3	2,140
April, 2017	41,853	2.00	83.8	2,256
May, 2017	50,484	1.81	84.3	2,480

(1) Approximately 7,825 dry tonnes of ore mined in February 2017 were milled in March 2017 due to severe weather events. This table adjusts the results of milling these 7,825 dry tonnes from March 2017 back into February 2017 results.

Although the ounces for April and May show an increase, the overall performance on ounces produced is lower than targeted.

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Outlook

The technical team at the Maseve Mine is focussed on improving performance. The Company highlights that additional working capital will be required to maintain its covenants with its lenders and to continue its operations. The Company is in discussions with its lenders for waivers of the minimum working capital provisions and is actively pursuing further funding. Financing methods in consideration by the Company include but are not limited to sale of assets, debt or equity. While the Company believes that further funding and waivers for debt conditions will be achieved, there is no assurance that such will be concluded on terms acceptable to the Company, or at all.

The Company continues to work with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset strategic alternatives as well as potential further financing opportunities.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has delineated new low cost, near surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large scale, shallow low-cost platinum, palladium and gold deposit. Waterberg is one of the only large scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

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The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, estimates of May 2017 monthly production data, statements regarding anticipated or potential developments at the Maseve Mine including improvements in ramp-up rate, effective mining grade, overbreak in mechanized slopes, equipment availability and mine performance, and the commencement of hybrid mining in Block 11 and the anticipated effects thereof; financing requirements; compliance with working capital covenants and potential waivers thereof; corporate and asset level strategic alternatives; potential sales of debt, equity or assets; the potential economics of the Waterberg Project, if developed; ramp-up and potential achievement of commercial production at the Maseve Mine; and the Company’s key objectives. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labour disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.